SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

JOS. A. BANK CLOTHIERS, INC.
(Name of Subject Company)
JOS. A. BANK CLOTHIERS, INC.
(Name of Person(s) Filing Statement)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
480838101
(CUSIP Number of Class of Securities)

Charles D. Frazer
Senior Vice President – General Counsel
500 Hanover Pike
Hampstead, Maryland 21074
(410) 239-5730
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:

Paul T. Schnell, Esq. Jeremy D. London, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000	Jim J. Shoemake, Esq. Guilfoil Petzall & Shoemake, L.L.C. 100 South Fourth Street, Suite 500 St. Louis, Missouri 63102 (314) 266-3014
☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.
  Subject Company Information
Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Statement”) relates is Jos. A. Bank Clothiers, Inc., a Delaware corporation (“Jos. A. Bank” or the “Company”). The Company’s principal executive offices are located at 500 Hanover Pike, Hampstead, Maryland 21074. The Company’s telephone number at this address is (410) 239-2700.
Securities
The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (such securities, together with the associated preferred share purchase rights, the “Shares”). As of November 27, 2013 there were 27,988,392 Shares outstanding (28,140,202 on a fully diluted basis).
Item 2.
  Identity and Background of Filing Person
Name and Address
The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is www.josbank.com. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.
Tender Offer
This Statement relates to the unsolicited tender offer by Java Corp. (the “Offeror”), a Delaware corporation, which, according to the Schedule TO (as defined below), is a wholly owned subsidiary of The Men’s Wearhouse, Inc., (“MW”), a Texas corporation, and by MW as co-bidder, pursuant to which the Offeror has offered to acquire all of the outstanding Shares at a price of $57.50 per Share in cash, without interest and less any required withholding taxes. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” The Offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO (together with all exhibits thereto, as may be amended from time to time, the “Schedule TO”) filed by the Offeror and MW with the Securities and Exchange Commission (the “SEC”) on January 6, 2014.
According to the Schedule TO, the purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, the Company. MW has stated that if the Offer is consummated, MW and the Offeror intend to complete a second-step merger (the “MW Proposed Merger”) with the Company in which the Company will become a wholly owned subsidiary of MW and all outstanding shares that are not purchased in the Offer (other than shares held by MW and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on March 28, 2014 (the “Expiration Date”). MW has stated that MW may, in its sole discretion, extend the Offer from time to time for any reason.
MW has also stated that it plans to deliver notice to the Company of its intention to nominate independent director candidates to the Company’s Board of Directors (the “Board”) and to file a proxy statement and other relevant documents with the SEC in connection with MW’s solicitation of proxies for the Company’s 2014 Annual Meeting. On January 14, 2014, MW sent to the Company a notice of nomination of persons for election to the Board. The Company is in the process of reviewing the nominations for compliance with its governance documents and applicable law.

The Schedule TO provides that the Offer is subject to numerous conditions, which include the following, among others:
•
  The “Minimum Tender Condition”— there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by MW and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis;
•
  The “Merger Agreement Condition” — MW, the Offeror and the Company having entered into a definitive merger agreement with respect to the acquisition of the Company by MW providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company surviving as a wholly owned subsidiary of MW, without the requirement for approval of any stockholder of the Company, to be effected as soon as practicable following the consummation of the Offer;
•
  The “Section 203 Condition” — the Board having approved the Offer under Section 203 of the DGCL or the Offeror being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the MW Proposed Merger;
•
  The “Rights Condition” — the Board having redeemed the Rights (as defined below) associated with the Shares or the Offeror being satisfied, in its sole discretion, that such Rights have been invalidated or are otherwise inapplicable to the Offer and the MW Proposed Merger;
•
  The “Antitrust Condition” — the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer or the MW Proposed Merger on antitrust grounds;
•
  The “Impairment Condition” — the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Offeror, the Offeror’s or MW’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to MW of the acquisition of the Company; and
•
  The “Diligence Condition” — no change having occurred or been threatened (or any development having occurred or been threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its subsidiaries that, in MW’s reasonable judgment, is or may be materially adverse to the Company or any of its subsidiaries, MW becomes aware of any facts that, in MW’s reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to MW, or that any material contractual right or obligation of the Company or any of its subsidiaries that, in MW’s reasonable judgment, could result in a material decrease in the value of the Shares to MW purchased in the Offer.
In addition, the Offer provides that MW is not required to accept for payment, or subject to any applicable rules and regulations of the SEC, including Rule 14d-1(c) under the Securities Exchange Act of 1934 (the “Exchange Act”), pay for any shares, and may terminate or amend the Offer, if at any time on or after the date of the Schedule TO and before the time of payment for such Shares (whether or not any Shares have therefore been accepted for payment pursuant to the Offer), any of the following conditions exists:
•
  there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by MW or any of its subsidiaries or affiliates or the consummation by MW or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of MW’s full rights of ownership or operation by MW or any of its subsidiaries or affiliates of all or any portion of MW’s business or assets or those of the Company or any of MW or the Company’s respective subsidiaries or affiliates or to compel MW or any of MW’s subsidiaries or affiliates to dispose of or hold separate all or any portion of MW’s business or assets or those of the Company or any of MW’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on MW’s or any of MW’s subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on MW’s ability or that of any of MW’s subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by MW or any of MW’s subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture or sale by MW or any of MW’s subsidiaries or affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected to be derived by MW or any of MW’s subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in MW’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to MW or any of MW’s subsidiaries or affiliates;
•
  any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to MW, the Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in MW’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of the paragraph immediately above;
•
  there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on January 3, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in MW’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in MW’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;
•
  (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or MW otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company

(including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on January 6, 2014, (b) any such person or group which, prior to January 6, 2014, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;
•
  the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in MW’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to MW or any of MW’s subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by MW or MW’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or MW shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or MW becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;
•
  MW becomes aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries (other than indebtedness under its existing indentures) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by MW or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in MW’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to MW or any of MW’s affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by MW or MW’s consummation of a merger or other similar business combination involving the Company);
•
  MW or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or MW and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;
•
  the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in MW’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or
•
  any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in the Section of the Offer titled: “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to MW and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.
According to the Schedule TO, all of the conditions to the Offer are for the sole benefit of MW, the Offeror and their affiliates and may be asserted by MW, the Offeror or their affiliates in their discretion regardless of the circumstances giving rise to any such conditions or may be waived by MW, the Offeror or their affiliates in their discretion in whole or in part at any time or from time to time before the Expiration Date. MW has stated that it expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. MW has stated that its failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right and that the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. MW has further stated that each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.
According to the Schedule TO, the principal business addresses of the Offeror are 6380 Rogerdale Road, Houston, Texas 77072-1624 (telephone number (281) 776-7000) and 6100 Stevenson Blvd., Fremont, California 94538 (telephone number (510) 657-9821).

With respect to all information described in this Statement contained in the Schedule TO and any exhibits, amendments or supplements thereto, including information concerning the Offeror, MW or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by MW or the Offeror to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.
Item 3.
  Past Contacts, Transactions, Negotiations and Agreements
Except as described in this Statement or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on May 17, 2013 (the “2013 Proxy Statement”), relating to the Company’s 2013 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(1) hereto and incorporated herein by reference, as of the date of this Statement there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors, or affiliates, or (ii) MW, the Offeror or any of their respective executive officers, directors, or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2013 Proxy Statement: “Information Regarding our Board of Directors — Non-Employee Director Compensation,” “Executive Compensation and Related Information — Compensation Discussion and Analysis,” “Executive Compensation and Related Information — Compensation Tables,” “Other Matters — Transactions with Related Persons,” and “Other Matters — Security Ownership of Certain Beneficial Owners and Management.”
Any information contained in the pages from the 2013 Proxy Statement incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.
Arrangements with Current Executive Officers and Directors of the Company
Shares Held by Non-Employee Directors and Executive Officers of the Company
As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 370,743 Shares as of January 7, 2014. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 370,743 Shares owned by them for purchase pursuant to the Offer and those Shares were purchased by the Offeror for $57.50 per Share, then the non-employee directors and executive officers would collectively receive an aggregate amount of approximately $21,317,722.50 in cash. To the knowledge of the Company, none of the Company’s non-employee directors or executive officers currently intends to tender any of their Shares pursuant to the Offer.
Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company
Set forth below is a discussion of the treatment in connection with the Offer of equity incentive compensation awards held by the Company’s non-employee directors and executive officers. For purposes of valuing the amount of benefits that could be realized by the non-employee directors and executive officers in respect of such awards in connection with the Offer, the discussion below assumes that the non-employee directors and executive officers will receive, with respect to the shares subject to such awards, the same $57.50 per Share consideration being offered to all other stockholders of the Company in connection with the Offer. The Offer, if consummated according to its terms without a waiver by MW of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the plans under which the awards were granted.
Treatment of Restricted Stock Units
The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan provides for awards to non-employee directors. Unless the Company’s Compensation Committee determines otherwise, on June 1 of each year, each person then serving as a non-employee director receives an annual award of 2,250 restricted stock units. Unless the Company’s Compensation Committee determines otherwise, each person who first becomes a non-employee director receives an inaugural award of 1,500 restricted stock units upon election to the Board. These restricted stock units vest approximately (but not less than) twelve months following the date of grant.
The following table summarizes, with respect to each non-employee director, the estimated cash value, based on the Offer price of $57.50 per Share, in respect of the unvested restricted stock units as of January 17, 2014 if the vesting of such restricted stock units were to be accelerated in connection with the Offer.

Directors	Number of Unvested Restricted Stock Units (#)	Value of Unvested Restricted Stock Units ($)
Byron Bergren	1,500	86,250
James H. Ferstl	2,250	129,375
Andrew A. Giordano	2,250	129,375
William E. Herron	2,250	129,375
Sidney H. Ritman	2,250	129,375
Robert N. Wildrick	2,250	129,375
Treatment of Performance Restricted Stock Units
The Company has granted performance restricted stock units to its executive officers under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. Under this plan and the related award agreements, effective upon a change in control of the Company (which would occur if the Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), such awards will be subject to accelerated vesting; the extent of such vesting depends on the timing of the change in control in relation to the award’s vesting schedule.
If the change in control occurs after the end of the performance period but prior to the certification date, the participant will be credited with the number of shares earned based on actual achievement of performance goals (to the extent that the Compensation Committee cannot make this determination, the award will be calculated based on maximum performance achievement). If the change in control occurs following certification, the accelerated award is based on actual achievement of the performance metric. The following table summarizes, with respect to each executive officer of the Company, the estimated cash value, based on the Offer price of $57.50 per Share, in respect of unvested performance restricted stock units subject to performance periods that were complete as of January 17, 2014.

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units ($)
R. Neal Black	12,049	692,818
Robert B. Hensley	3,078	176,985
Gary M. Merry	3,078	176,985
James W. Thorne	3,078	176,985
David E. Ullman	3,078	176,985
If the change in control occurs prior to the end of the performance period, the award will be calculated assuming maximum performance with respect to all performance goals pro-rated for the number of days elapsed in the performance period. The following table summarizes, with respect to each executive officer of the Company, the estimated cash value, based on the Offer price of $57.50 per Share, in respect of unvested performance restricted stock units subject to performance periods that were not complete as of January 17, 2014.

Executive Officers	Number of Performance Restricted Stock Units (#)	Value of Performance Restricted Stock Units ($)
R. Neal Black	51,167	2,942,103
Robert B. Hensley	3,828	220,110
Gary M. Merry	3,828	220,110
James W. Thorne	3,828	220,110
David E. Ullman	3,828	220,110
No Other Equity-Based Awards
Other than the restricted stock units and performance restricted stock units described above, there are no stock options or other equity or equity-based awards held by the Company’s executive officers or non-employee directors.
Other Potential Severance Benefits for Executive Officers
Employment Agreements
The Company is party to employment agreements with each of R. Neal Black, Robert B. Hensley, Gary M. Merry, James W. Thorne and David E. Ullman.
Under the terms of the employment agreement with R. Neal Black, in the event that Mr. Black terminates his employment within 90 days following a change in control (which would occur if the Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), Mr. Black terminates his employment for good reason (as defined below) or the Company terminates Mr. Black’s employment without cause (as defined below), the Company will be obligated to pay Mr. Black a severance payment of $1,550,000 (as a lump sum) and any earned but unpaid cash bonus for the last full bonus year in the employment period, if applicable.
Under the terms of the employment agreements with each of Robert B. Hensley, Gary M. Merry, James W. Thorne and David E. Ullman, in the event that the applicable executive terminates his employment for good reason (as defined below) or the Company terminates his employment without cause (as defined below), the Company will be obligated to make a termination payment equal to the executive’s base salary as in effect on the date of termination for a period of months, payable in equal weekly installments over the term corresponding to the amount due (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months) and any non-equity incentive compensation which may have been earned through the date of termination.
The employment agreements with Messrs. Black, Hensley, Merry, Thorne and Ullman each generally define “good reason” as: (i) material breach by the Company of any provision of the employment agreement which is not cured within 30 days of delivery of notice; (ii) failure to timely pay compensation (including benefits) paid or payable pursuant to the applicable provisions; (iii) reduction in duties, responsibilities or perquisites as provided in the applicable provisions; or (iv) transfer of the Company’s principal executive offices outside the geographic area described in the applicable provisions or requirement that the executive principally perform his duties in other than such office.
The employment agreements with Messrs. Black, Hensley, Merry, Thorne and Ullman each generally define “cause” as: (i) conviction in a court of competent jurisdiction of a crime constituting a felony involving money or other property of the employer or any of its affiliates or any other offense involving moral turpitude; (ii) willful commission of an act not approved of or ratified by the Board (or, with respect to Messrs. Hensley, Merry, Thorne and Ullman, not approved of or ratified by the Chief Executive Officer) involving a material conflict of interest or self-dealing relating to any material aspect of the Company’s business or affairs; (iii) willful commission of an act of fraud or misrepresentation (including the omission of material facts), provided that such acts relate to the business of the Company and would materially and negatively impact the Company; or (iv) willful and material failure to obey directions of the Board that are consistent with the applicable executive’s status.

The following table sets forth the estimated cash severance termination payments and value of earned cash incentive compensation, assuming a qualifying termination on January 17, 2014.

Executive Officers	Cash Severance Termination Payment ($)	Value of Earned Cash Incentive Compensation ($)(1)	Total ($)
R. Neal Black	1,550,000	1,223,668	2,773,668
Robert B. Hensley	494,900	321,685	816,585
Gary M. Merry	465,000	302,250	767,250
James W. Thorne	440,000	286,000	726,000
David E. Ullman	704,475	305,273	1,009,748

(1)
  Assumes fiscal year 2013 cash bonus amounts earned at maximum level but unpaid at time of termination.
Director Compensation
The Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan provides for awards to non-employee directors, as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company — Treatment of Restricted Stock Units.”
Wildrick Consulting Agreement
The Company is party to a consulting agreement with Robert N. Wildrick, dated as of September 9, 2008 (as amended, the “Wildrick Consulting Agreement”). Under the terms of the Wildrick Consulting Agreement, in the event that the consulting agreement is terminated under certain circumstances in connection with a change in control, the Company will be obligated to pay Mr. Wildrick the consulting fee for the remainder of the term of the agreement which would have constituted the consulting period absent termination. Mr. Wildrick’s consulting period is scheduled to expire on January 30, 2016. In the event of a qualifying termination on January 17, 2014, Mr. Wildrick would be entitled to a payment of approximately $1,650,000.
Indemnification of Directors and Officers; Limitation on Liability of Directors
Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation — a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe their conduct was unlawful.
A similar standard is applicable in the case of derivative actions, except where the person seeking indemnification has been adjudged liable to the corporation, the statute requires a court determination that such person is fairly and reasonably entitled to indemnity before there can be any indemnification.
The Company’s Amended Certificate of Incorporation includes a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.
The Company’s Amended Certificate of Incorporation further provides that any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Company, or is or was acting at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, as a fiduciary of, or otherwise rendering services to, any employee benefit plan of or relating to the Company, shall be indemnified by the Company to the fullest extent provided by the DGCL, as amended from time to time, which right to indemnification shall include the right to be paid by the Company the expenses incurred in defending any proceeding for which such right to indemnification is applicable in advance of its final disposition to the extent permitted by Delaware law.
Article V of the Company’s Amended and Restated Bylaws generally provides that, subject to certain limitations, the Company may indemnify:
(i) any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that such person is or was a director or officer of the Company or an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful; and
(ii) any person who was or is a party or is threatened to be made a party to any threatened or pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Company or an employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other entity or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the Company and except that no such indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery of Delaware or such other court shall deem proper.
Both Section 145 of the DGCL and Article V of the Company’s Amended and Restated Bylaws specifically state that their indemnification provisions shall not be deemed exclusive of any other indemnity rights those seeking indemnification may have. The Company has entered into indemnification agreements with each of its directors (other than Mr. Bergren, which is in the process of being finalized since his appointment to the Board on September 4, 2013) and certain executive officers that are intended to assure the directors that they will be indemnified to the fullest extent permitted by Delaware law.
Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such. Under an insurance policy maintained by the Company, the Company is insured for certain amounts that it may be obligated to pay directors and officers by way of indemnity, and each such director and officer is insured against certain losses that he may incur by reason of his being a director or officer and for which he is not indemnified by the Company.
On December 18, 2013, the Company and Mr. Wildrick, entered into the Third Amendment to the Wildrick Consulting Agreement (the “Consulting Agreement Third Amendment”), pursuant to which the Company has agreed to indemnify Mr. Wildrick in his capacity as a consultant to the Company and to obtain reasonable insurance in connection therewith. The foregoing summary of the Consulting Agreement Third Amendment is qualified in its entirety by reference to the terms and provisions of the Consulting Agreement Third Amendment a copy of which is set forth on Exhibit (e)(65) hereto and which is incorporated herein by reference.

Treatment of Deferred Compensation
The Company maintains the Jos. A. Bank Clothiers, Inc. 2010 Deferred Compensation Plan and a nonqualified deferred compensation plan administered by Fidelity Management Trust Company. Under each of these plans, shares are distributed upon a change in control of the Company, regardless of the otherwise applicable payment election.
The following table sets forth the estimated account balances as of January 13, 2014.

Executive Officers	Share Balance	Value of Payout of Deferred Shares ($)	Non-Share Deferred Compensation Value ($)	Total ($)
R. Neal Black	0	0	952,828.89	952,828.89
Robert B. Hensley	0	0	551,426.35	551,426.35
Gary M. Merry	0	0	0	0
James W. Thorne	3,775	217,062.50	0	217,062.50
David E. Ullman	3,775	217,062.50	542,485.57	759,548.07
Directors
Byron Bergren	0	0	0	0
James H. Ferstl	6,000	345,000	0	345,000
Andrew A. Giordano	3,750	215,625	0	215,625
William E. Herron	8,250	474,375	0	474,375
Sidney H. Ritman	14,420.31	829,167.83	0	829,167.83
Robert N. Wildrick	8,250	474,375	0	474,375
Item 4.
  The Solicitation or Recommendation
Solicitation/Recommendation
The Board has reviewed the Offer with the assistance of the Company’s management and financial and legal advisors. After careful consideration, the Board has determined that the Offer is inadequate, significantly undervalues the Company and is not in the best interests of the Company and its stockholders. Accordingly, and for the reasons described in more detail below, the Board of Directors of the Company recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.
If you have tendered any of your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or the Company’s information agent, Innisfree M&A Incorporated (“Innisfree”), at the contact information below:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call Toll-Free: (877) 750-9499
Banks & Brokers May Call Collect: (212) 750-5833
A copy of a letter to stockholders communicating the Board’s recommendation and a form of press release announcing such recommendation are set forth as Exhibits (a)(5) and (a)(4) hereto, respectively, and are incorporated herein by reference.
Background of the Offer; Reasons for Recommendation
Background
As part of the ongoing evaluation of the Company’s business, members of the Company’s senior management and the Board frequently review and assess the Company’s operations, financial performance and industry conditions as each may impact the Company’s long-term strategic goals and plans, including a review of potential opportunities to maximize stockholder value through business combinations, acquisitions, and other financial and strategic alternatives. In furtherance of this evaluation, the Company has been actively considering acquisition opportunities since the beginning of 2012. The Company has selectively sought potential acquisitions that are strategically sound, accretive and value enhancing in the long run for the Company and its stockholders.
On February 1, 2012, the Company retained Financo, LLC (“Financo”), an investment banking firm, to assist the Company in its evaluation of strategic alternatives.
On October 1, 2012, R. Neal Black, the Company’s President and Chief Executive Officer, emailed a list of potential acquisition targets to Robert N. Wildrick, Chairman of the Board, which list included MW, among others.
In or about June of 2013, Mr. Wildrich began discussing a potential proposal to acquire MW (the “Potential Proposal to MW”) with the Company’s senior management, Financo and Goldman, Sachs, & Co. (“Goldman Sachs”).
During June and July 2013, representatives of the Company met with representatives of Golden Gate Capital, a private equity firm (“Golden Gate”), to discuss a number of potential acquisition opportunities including the Potential Proposal to MW.
During June, July and August 2013, the Company executed non-disclosure agreements and met with several private equity firms to discuss potential financing for the Potential Proposal to MW.
On June 21, 2013, the Company issued a press release publicly confirming that the Company has been and is considering strategic opportunities to enhance stockholder value, including seeking potential acquisitions to facilitate additional growth.
On July 29, 2013, the Executive Committee of the Board discussed the Potential Proposal to MW.
On August 9, 2013, the Company retained Guilfoil Petzall & Shoemake, L.L.C. (“Guilfoil”) as legal advisor in connection with the Potential Proposal to MW.
On August 20, 2013, representatives of the Company, Financo, and Golden Gate met to discuss the Potential Proposal to MW.
On that same day, the Company retained Kekst and Company (“Kekst”) as corporate communications advisor in connection with the Potential Proposal to MW.
On August 28, 2013, the Company retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as legal advisor in connection with the Potential Proposal to MW.
On September 3, 2013, the Company retained Goldman Sachs as financial advisor in connection with the Potential Proposal to MW.
On September 4, 2013, the Company held a Board meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. The Board reviewed and discussed the Potential Proposal to MW, including potential pricing and terms.
On September 17, 2013, the Company and Golden Gate executed a non-binding term sheet specifying the terms of an equity investment by Golden Gate in the Company to provide financing for the Potential Proposal to MW.
On September 18, 2013, Mr. Wildrick contacted Douglas S. Ewert, president and chief executive officer of MW, by telephone and presented the Company’s non-binding proposal to acquire all outstanding shares of MW at a price of $48 per share in cash (the “Initial Proposal to MW”), and requested that MW respond to the Initial Proposal to MW by October 4, 2013. Mr. Wildrick also emailed Mr. Ewert a letter summarizing the Initial Proposal to MW.
On October 2, 2013, Mr. Ewert telephoned Mr. Wildrick to discuss the timing of MW’s response to the Initial Proposal to MW. Later that day, Mr. Ewert advised Mr. Wildrick by email that MW’s board of directors would need additional time to respond to the Initial Proposal to MW.

On October 3, 2013, Mr. Wildrick sent Mr. Ewert an email stating that the Company would extend the deadline for MW to respond to the Initial Proposal to MW until October 10, 2013.
On October 8, 2013, the Company was informed by its advisors that the Wall Street Journal planned to issue an article regarding the Initial Proposal to MW. Mr. Wildrick contacted Mr. Ewert by telephone regarding this information. At approximately 8:15 PM ET The Wall Street Journal — online edition reported that the Company had approached MW about a combination of the two companies.
On October 9, 2013, the Company issued a press release confirming that it had made a non-binding proposal to acquire all of the outstanding shares of MW at a price of $48 per share in cash, representing a total equity value of approximately $2.3 billion, in a negotiated transaction. That same day, the Company filed such press release with the SEC on a Current Report on Form 8-K.
Later on October 9, 2013, MW issued a press release in which it rejected the Initial Proposal to MW, stating, among other things, that the Initial Proposal to MW significantly undervalued MW and its strong prospects for continued growth and value creation, that it was not in the best interests of MW or its shareholders and that it could raise significant antitrust concerns.
Also on October 9, 2013, MW adopted a shareholder rights plan and amended and restated its bylaws to increase the voting standard for approval of shareholder amendments to MW’s bylaws from a majority to two-thirds, revise the advance notice provision to require earlier advance notice of intended shareholder nominations of directors to MW’s board of directors and require persons seeking to make nominations to provide more information about themselves and their nominees.
On October 14, 2013, Mr. Wildrick sent an email to Mr. Ewert, expressing the Company’s continued interest in discussing the Initial Proposal to MW with MW. On October 31, 2013, the Company sent a letter informing MW that the Company was willing to consider raising its proposed price of $48 per MW share if the Company was given the opportunity to conduct limited due diligence in order to determine that such an increase would be justified. This letter also stated that the Initial Proposal to MW would terminate on November 14, 2013 if MW had not engaged with the Company prior to such time.
On November 4, 2013, MW issued a press release rejecting the Company’s request for access to due diligence to explore a potential acquisition of MW at a price higher than $48 per MW share.
On that same day, the Company publicly responded to MW’s rejection, expressing disappointment with this rejection and reiterating that the Company would leave the Initial Proposal to MW open for MW’s consideration until November 14, 2013.
On November 7, 2013, Eminence Capital, LLC (“Eminence”) and certain of its affiliates (together with Eminence, the “Eminence Shareholders”) filed a Schedule 13D with the SEC, indicating that the Eminence Shareholders had acquired beneficial ownership of 4,684,200 shares of MW’s common stock, constituting approximately 9.8% of MW’s outstanding common stock as of November 7, 2013.
On November 15, 2013, the Company sent and publicly disclosed a letter to MW stating it was terminating the Initial Proposal to MW in order to consider other strategic alternatives which the Company had been investigating, but that in the future, if the Company was invited by MW’s board to discuss the Company’s acquisition of MW, or if circumstances were otherwise to change, the Company may consider whether a new proposal to acquire MW would be warranted.
On November 26, 2013, MW publicly announced an unsolicited, non-binding proposal to acquire all of the outstanding Shares at a price of $55 per share (the “MW November 26 Proposal”). Mr. Ewert telephoned and emailed Mr. Wildrick communicating the MW November 26 Proposal.
On December 3, 2013, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Skadden, and Guilfoil were present. The Board discussed and considered the MW November 26 Proposal.
At various times in December 2013 and January 2014, the Company’s advisors held telephonic meetings with the Eminence Shareholders’ advisors, during which the advisors explored the possibility of the Company pursuing an acquisition of MW.

On December 18, 2013, the Company held a Board meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. Among other things, the Board reviewed and discussed the MW November 26 Proposal.
On December 23, 2013, the Board held a telephonic meeting at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil participated. The Board continued its consideration of various factors relating to the MW November 26 Proposal. After extended presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously determined that the price proposed by MW significantly undervalued the Company and its near and long-term potential and was not in the best interest of the Company’s stockholders. At this meeting, the Board also discussed the possibility of amending the Company’s shareholder rights plan to, among other things, decrease the beneficial ownership threshold for activating the preferred share purchase rights issued pursuant to the rights plan from 20% to 10%. The Board asked its financial and legal advisors to analyze such an amendment and prepare documentation for the Board’s further consideration.
On December 23, 2013, Mr. Wildrick delivered to Mr. Ewert the Company’s response to the MW November 26 Proposal, stating that after thorough consideration by the Board, with the assistance of its financial and legal advisors, the Company had unanimously rejected the MW November 26 Proposal. The Company publicly disclosed such response.
On January 3, 2014, the Board held a telephonic meeting at which representatives of Financo, Goldman Sachs, and Skadden participated. After extended presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously, with one director not participating in the meeting, approved an amendment to the Company’s shareholder rights plan, which, among other things, (i) decreased the beneficial ownership threshold for activating the preferred share purchase rights from 20% to 10%; (ii) included provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increased the purchase price for the exercise of rights under the Company’s stockholder rights plan from $200 to $250; and (iv) allowed the Board to redeem the rights for any reason at any time prior to the close of business on the Distribution Date (as defined below). On January 3, 2014, the Company and the Rights Agent (as defined below) entered into Amendment No. 1 (as defined below). After discussion, the Board unanimously, with one director not participating in the meeting, approved a technical clarification to the Company’s Amended and Restated Bylaws in order to conform the Company’s Amended and Restated Bylaws to the Company’s Certificate of Incorporation which provides that the number of directors constituting the whole Board shall be determined by resolutions of the Board.
On January 6, 2014, the Offeror commenced the Offer.
On January 13, 2014, Eminence delivered a letter to the Board stating that Eminence intended to deliver a notice to nominate directors to the Board. Eminence delivered notice of proposed director nominees to the Company on January 17, 2014. The Company is in the process of reviewing the nominations for compliance with its governance documents and applicable law.
On January 14, 2014, MW sent to the Company a notice of nomination of persons for election to the Board. The Company is in the process of reviewing the nominations for compliance with its governance documents and applicable law.
On January 17, 2014, the Board held a meeting in Palm Beach, Florida at which representatives of Financo, Goldman Sachs, Skadden, and Guilfoil were present. The Board discussed and considered the Offer with the assistance of the Company’s management and financial and legal advisors. At such meeting, Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of January 17, 2014 and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders. After extensive presentations from the Company’s advisors and extensive discussion among the directors and with the advisors, the Board unanimously, with one director not participating in the meeting, determined that the Offer is inadequate and significantly undervalues the Company and recommended that the Company’s stockholders reject the Offer and not tender their Shares into the Offer. At this meeting, the Board also resolved to postpone the Distribution Date (as defined below) pursuant to the Rights Agreement (as defined below), which otherwise would occur on the tenth business day after the date of commencement of the Offer, until such date as may be subsequently determined by the Board by resolution.
The full text of the written opinion of Goldman Sachs, dated January 17, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex A hereto. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer, and the opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.
On January 17, 2014, the Company issued a press release announcing the Board’s recommendation that stockholders reject the Offer and not tender their Shares into the Offer.
Reasons for the Recommendation
In reaching the conclusions and in making the recommendation described above, the Board considered, in consultation with the Company’s financial and legal advisors, numerous factors, including but not limited to those described below.
The Offer significantly undervalues the Company.
The Board has determined that the Offer price is inadequate and significantly undervalues the Company and its near- and long-term potential.
The Offer is opportunistic, does not reflect the Company’s improving financial performance and results of operations or the Company’s strategy and future prospects.
The Company’s Board and management remain entirely focused on generating maximum value for stockholders. The Board believes, after consultation with the Company’s senior management and its financial advisors, that implementation of the Company’s stand-alone plan will generate greater value for stockholders than the Offer price. There are good reasons for the Board’s belief. For well over a decade, the Company has been among the leaders in the industry in driving exceptionally strong rates of revenue and net income growth. The Company believes it has a strategy in place to continue to increase revenue, substantially improve margins and deliver enhanced returns to stockholders. Since the Company’s current management team started in November 1999, the Company has an exceptional track record of generating long-term growth and stockholder value. From January 3, 2000 through January 3, 2014, the Company has generated approximately 5,786% total share price growth (compared to only 170% at MW). Moreover, the Company has an attractive balance sheet with approximately $340 million in cash, cash equivalents and short-term investments and zero debt, in each case as of November 2, 2013, the date of the Company’s last publicly disclosed balance sheet.
The Board believes the Offer is opportunistic and timed to acquire the Company while the Company’s operations are strengthening. The Offer price does not reflect the significant progress the Company has made in recent quarters and its improved financial performance and results of operations, evidenced in the Board’s view by the Company’s strong performance in the most recent fiscal quarter, ended November 2, 2013. The Board of Directors believes that the Company has identified a clear, stronger path forward.
By tendering into the Offer, stockholders would give up the opportunity to participate in the upside benefits and expanding margins that the Board believes the Company is in an excellent position to deliver.
The Company is continuing to explore strategic acquisitions and other alternatives.
As the Company has stated publicly, the Company is continuing its process, which has been ongoing for some time, to consider and evaluate strategic alternatives, including acquisitions. The Board remains committed to exploring select acquisition candidates that will maximize stockholder value. The Board believes that its and management’s deep industry experience and knowledge and track record of creating stockholder value enables it to identify and execute acquisition transactions that will create value in excess of the Offer price. As the Company previously disclosed, the Company will continue to carefully review acquisition opportunities that would represent a strong strategic fit with the Company and provide an opportunity to leverage its core competencies to drive meaningful growth, synergies and substantial value creation over the long term.
The Company has received an inadequacy opinion from its financial advisor.
The Board considered the fact that Goldman Sachs rendered an opinion to the Board, subsequently confirmed in writing, that as of January 17, 2014, and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer was inadequate from a financial point of view to such holders.
The full text of the written opinion of Goldman Sachs, dated January 17, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex A. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.
The Offer fails to appropriately compensate the Company’s stockholders for the significant synergies that MW claims would be created by a business combination between MW and the Company.
As noted in its Investor Presentation filed as Exhibit 99.1 to MW’s Current Report on Form 8-K filed on November 26, 2013, MW believes that a combination of the companies could yield significant synergies, including $100 – $150 million of run rate synergies to be realized in the first three years following a business combination. If MW’s estimates are accurate, the Offer does not come close to adequately compensating the Company’s stockholders for this purported significant synergy value.
For example, using MW’s publicly disclosed estimates of synergies ($100 – $150 million) and assuming $340 million of the Company’s cash and investment grade debt financing that may be available to MW under current market conditions to finance a transaction, the Board believes a transaction at the Offer price would be between approximately 30% and 38% accretive to MW’s 2014 estimated earnings per share (IBES). This level of accretion is large for a potential acquirer and the Board does not support a transaction that fails to ensure its stockholders are adequately compensated for this significant synergy value. Additionally, the Company expects its cash balance for the fiscal year ending  February 1, 2014 will be approximately $90 million higher than the cash balance at the fiscal quarter ended  November 2, 2013.
The Offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.
The Offer is highly conditional, and includes at least one condition that MW has itself said is problematic. According to the Schedule TO, the Offer is subject to 16 broadly drafted conditions, many with numerous subparts, some of which are of questionable relevance to the Company and its business. All of the conditions to the Offer are for the sole benefit of MW and its affiliates and may be asserted by MW in its sole discretion regardless of the circumstances giving rise to any such conditions or may be waived by MW in its sole discretion in whole or in part at any time or from time to time before the Expiration Date. Included in the express conditions to which the Offer is subject are the following conditions:
•
  Diligence Condition;
•
  Minimum Tender Condition;
•
  Merger Agreement Condition;
•
  Section 203 Condition;
•
  Rights Condition;
•
  Antitrust Condition;

•
  Impairment Condition;
•
  No “market” material adverse effect condition;
•
  No competing offer or agreement to acquire the Company condition; and
•
  No material adverse change condition.
The Company’s stockholders have no assurance that the Offer will ever be completed. Many of the conditions to the Offer are subject to MW’s discretion and many establish a de minimis materiality standard, making it easy for MW to claim that a condition is not satisfied and terminate the Offer. The Board notes that MW has included a condition relating to antitrust approvals, a condition which MW’s prior statements indicate MW thinks would be difficult to satisfy. On October 9, 2013, in rejecting the Company’s Initial Proposal to MW, MW stated that a business combination between the Company and MW “raises significant antitrust concerns.” Moreover, if the Company determines to negotiate with MW, MW has afforded themselves a broad termination right, based on any findings in a due diligence process, which in MW’s reasonable judgment could have material adverse significance or decrease to the value to MW of the Shares.
MW has discretion to extend the Offer indefinitely.
MW has stated that it may, in MW’s sole discretion, subject to any applicable rules and regulations of the SEC, extend the Offer from time to time for any reason. The Company’s stockholders have no assurance that they will ever receive payment for shares tendered in a timely fashion. MW has given itself broad discretion to disrupt the Company’s business indefinitely without any assurance as to when it may provide value to stockholders, even the inadequate value MW has offered.
MW’s true motives are unclear and its commitment to the Offer is not credible.
When MW rejected the Initial Proposal to MW, one commentator noted that it brought to mind “the shrill ‘just say no’ defenses of the 1980s.”1 MW also took the highly unusual step of publicly stating that the combination of the two companies “[r]aises significant antitrust concerns.” Both the Board and market observers took MW’s response and subsequent actions to mean that in addition to rejecting the price of the Initial Proposal, MW was dismissive of the idea of any combination of the two companies. The Schedule TO states that MW’s board of directors considered making a proposal to acquire the Company on multiple occasions. However, the Board noted that MW made its proposal to acquire the Company only after its largest shareholder, Eminence, threatened MW’s board of directors that, unless it pursued a combination with the Company, Eminence would seek to call a special meeting of shareholders to, among other things, amend MW’s bylaws to permit the removal of its entire board of directors. After MW made the Offer, Eminence then terminated its proxy solicitation threatening the removal of MW’s board of directors. MW has not explained its inconsistent behavior and the Board believes MW’s actions to date create doubt as to MW’s intentions and motivations in making its highly conditional Offer.
*    *    *    *

1
  Source: New York Times Dealbook article by Steven M. Davidoff, published October 11, 2013.

ACCORDINGLY, BASED ON THE FOREGOING, THE BOARD RECOMMENDS THAT HOLDERS OF SHARES REJECT THE OFFER AND NOT TENDER ANY OF THEIR SHARES PURSUANT TO THE OFFER.
The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors, and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition, and prospects of the Company and considered the advice of the Board’s financial and legal advisors. In light of the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors.
In light of the factors described above, the Board has determined that the Offer is not in the best interests of the Company’s stockholders. Therefore, the Board recommends that the stockholders reject the Offer and not tender any of their Shares to the Offeror for purchase pursuant to the Offer.
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates, or subsidiaries intends to tender any Shares he, she, or it holds of record or beneficially owns for purchase pursuant to the Offer.
Item 5.
  Persons/Assets, Retained, Employed, Compensated or Used
The Company has retained Goldman Sachs and Financo as its financial advisors in connection with the Company’s consideration of the Offer and other matters. The Company has agreed to pay Goldman Sachs and Financo for their services, including a transaction fee payable upon consummation of the Offer or certain other transactions. The Company has agreed to reimburse Goldman Sachs and Financo for their expenses and indemnify Goldman Sachs and Financo against certain liabilities that may arise out of their engagement.
The Company has engaged Innisfree to assist it in connection with the Company’s communications with its stockholders in connection with the Offer. The Company has agreed to pay customary compensation to Innisfree for such services. In addition, the Company has agreed to reimburse Innisfree for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.
The Company has also retained Kekst as its public relations advisor in connection with the Offer. The Company has agreed to pay Kekst customary compensation for such services. In addition, the Company has agreed to reimburse Kekst for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.
Item 6.
  Interest in Securities of the Subject Company
Other than in the ordinary course of business in connection with the Company’s employee benefit plans, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days.
Item 7.
  Purposes of the Transaction and Plans or Proposals
The Company continues to explore a number of strategic alternatives, including, without limitation, potential acquisitions of strategically sound and value enhancing businesses or assets from third parties, a potential acquisition of MW and the continued implementation of the Company’s stand-alone plan, including potential return of capital to stockholders.

The Company has been and is continuing to engage in preliminary negotiations that could result in an extraordinary transaction, including the acquisition of a business or assets from a third party that would be material to the Company. There can be no assurance that such negotiations will result in an agreement being reached.
The Board is of the opinion that disclosure with respect to the parties and the possible terms of any such transaction would jeopardize the continuation of such negotiations. Therefore, the Company does not intend to disclose additional information with respect to such negotiations in the future unless an agreement related to any such transaction has been reached or except as otherwise required by law.
Except as described above and as otherwise set forth in this Statement, the Company does not have any knowledge of any negotiations being undertaken or engaged in by the Company in response to the Offer that relate to or would result in (a) a tender offer for or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company, or any other person; (b) any extraordinary transaction, such as a merger, reorganization, or liquidation, involving the Company or any subsidiary of the Company; (c) any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (d) any material change in the present dividend rate or policy, indebtedness, or capitalization of the Company. Except as otherwise set forth in this Statement, to the knowledge of the Company, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in this paragraph.
Item 8.
  Additional Information
Golden Parachute Compensation
The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the Company’s named executive officers that is based on or otherwise relates to the Offer, assuming that the Offer was consummated on March 31, 2014 and that the named executive officers experienced a qualifying termination on the same day.
Golden Parachute Compensation

	Cash ($)(1)	Equity ($)(2)	Total ($)
Named Executive Officers
R. Neal Black	1,550,000	3,634,920	5,184,920
Robert B. Hensley	494,900	397,095	891,995
Gary M. Merry	465,000	397,095	862,095
James W. Thorne	440,000	397,095	837,095
David E. Ullman	704,475	397,095	1,101,570

(1)
  Each named executive officer is party to an employment agreement with the Company. Under the terms of the employment agreement with Mr. Black (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company — Other Potential Severance Benefits for Executive Officers”), in the event that Mr. Black terminates his employment within 90 days following a change in control (which would occur if the Offer is consummated in accordance with its terms without a waiver by MW of the Minimum Tender Condition), Mr. Black terminates his employment for good reason or the Company terminates Mr. Black’s employment without cause, the Company will be obligated to pay Mr. Black a severance payment of $1,550,000 and, if applicable, any earned but unpaid cash bonus for the last full bonus year in the employment period. Under the terms of the employment agreements with Messrs. Hensley, Merry, Thorne and Ullman (as described above in “Item 3. Arrangements with Current Executive Officers and Directors of the Company — Other Potential Severance Benefits for Executive Officers”), in the event of termination by the Company without cause or by the executive for good reason, the executive will receive a payment equal to the executive’s monthly base salary as in effect on the date of termination multiplied by a number of months (for Mr. Ullman: 18 months; for Mr. Hensley, Mr. Merry and Mr. Thorne: 12 months) and any non-equity incentive compensation which may have been earned through the date of termination. These severance payments are not varied based upon whether the termination occurs in connection with a change in control.
(2)
  The amounts in this column are calculated assuming that all earned, but unvested performance restricted stock units will vest on the date of the change in control and that all granted performance restricted stock units related to a performance period which has not yet been evaluated will also vest on the date of the change in control. These amounts are based on an assumed change in control occurring on March 31, 2014 at the Offer price of $57.50. These are “single trigger” payments, which would be triggered by a change in control of the Company without regard to whether the executive’s employment is also terminated.
Narrative to Golden Parachute Compensation Table
Each of the named executive officers holds unvested performance restricted stock units under the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. The Offer, if consummated according to its terms without a waiver by MW of the Minimum Tender Condition, would constitute a change in control of the Company as defined in the Jos. A. Bank Clothiers, Inc. 2010 Equity Incentive Plan. Each of the named executive officers is also a party to an employment agreement, under which the named executive officer would become entitled to a cash termination payment and other payments upon a qualifying termination. For more information relating to these arrangements, see “Item 3. Past Contracts, Transactions, Negotiations and Agreements” (which is incorporated into this Item 8 by reference).
State Anti-Takeover Laws — Delaware Business Combination Statute
The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company. The following description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation such as the Company from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers such as the MW Proposed Merger) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:
•
  prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•
  at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3 percent of the outstanding voting stock which is not owned by the interested stockholder.
For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15 percent or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15 percent or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person. A Delaware corporation may elect not to be covered by Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.
Neither the Company’s Amended Certificate of Incorporation nor Amended and Restated Bylaws exclude the Company from the coverage of Section 203 of the DGCL. Unless MW’s acquisition of 15 percent or more of the Shares is approved by the Board before the Offer closes, Section 203 of the DGCL will prohibit consummation of the MW Proposed Merger (or any other business combination with MW) for a period of three years following consummation of the Offer unless each such business combination (including the MW Proposed Merger) is approved by the Board and holders of 66 2∕3 percent of the Shares, excluding MW, or unless MW acquires at least 85 percent of the Shares in the Offer. The provisions of Section 203 of the DGCL would be satisfied if, prior to the consummation of the Offer, the Board approves the Offer.
State Anti-Takeover Laws — Other
A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Offeror has stated in its Offer that it has not made efforts to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, the Offeror may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer, the Offeror might be unable to accept for payment or pay for Shares tendered pursuant to the Offer or be delayed in consummating the Offer. In such case, according to the Offer, the Offeror may not be obligated to accept for payment, or pay for, any Shares tendered in the Offer.
Appraisal Rights
Holders of Shares do not have appraisal rights as a result of the Offer. However, if the MW Proposed Merger is consummated and, in the case of consummation pursuant to Section 251(h) or 253 of the DGCL, all of the stock of the Company is not owned by the Offeror immediately prior to such merger, stockholders who receive cash compensation for their Shares in connection with the MW Proposed Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the proposed merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the proposed merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the MW Proposed Merger.
Rights Agreement
On September 5, 2007, the Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Share. The dividend was paid on September 20, 2007 (the “Rights Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the “Preferred Shares”), at a price of $200 per one one-hundredth of a Preferred Share (the “Rights Purchase Price”), subject to adjustment and amendment. Each one one-hundredth of a Preferred Share has designations and powers, preferences and rights, and the qualifications, limitations and restrictions which make its value approximately equal to the value of a Share. The description and terms of the Rights are set forth in a Rights Agreement, dated as of September 6, 2007, entered into between the Company and Continental Stock Transfer & Trust Company, as rights agent (the “Rights Agent”) (as amended by Amendment No. 1 (as defined below), (the “Rights Agreement”)).

On January 3, 2014 (the “Rights Agreement Amendment Date”), the Rights Agreement was modified, pursuant to Amendment No. 1 to Rights Agreement (“Amendment No. 1”), to, among other things: (i) decrease from 20% to 10% the beneficial ownership threshold by which any person or entity (together with all affiliates and associates of such person or entity) becomes an Acquiring Person (as defined below) as contemplated by the Rights Agreement (subject to certain exceptions as set forth therein); (ii) include provisions in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares in the definition of securities which a person or entity would be deemed to beneficially own; (iii) increase the Rights Purchase Price to $250; and (iv) allow the Board to redeem the Rights for any reason at any time prior to the close of business on the Distribution Date (as defined below).
Until the earlier to occur of (i) 10 days following a public announcement that a person, entity or group of affiliated or associated persons has acquired beneficial ownership (as defined in the Rights Agreement) of 10% or more of the outstanding Shares (such person, entity or group, an “Acquiring Person”) or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any person or entity becomes an Acquiring Person) following the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person, entity or group becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Share certificates outstanding as of the Rights Record Date, by such Share certificate.
Until the Distribution Date, the Rights will be transferable with and only with the Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Share certificates issued after the Rights Record Date, upon transfer or new issuance of Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any Share certificates outstanding as of the Rights Record Date will also constitute the transfer of the Rights associated with the Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
The Rights are not exercisable until the Distribution Date. The Rights will expire on September 20, 2017 (the “Rights Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.
The number of outstanding Rights and the fraction of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Shares or a stock dividend on the Shares payable in Shares or subdivisions, consolidation or combinations of the Shares occurring, in any case, prior to the Distribution Date. The Rights Purchase Price payable, and the number of Preferred Shares or other securities or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution as described in the Rights Agreement.
Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share, when, as and if declared by the Board, but will be entitled to an aggregate dividend of 100 times any dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares would be entitled to a minimum preferential liquidation payment of $100.00 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount of consideration received per Share. The Rights are protected by customary anti-dilution provisions. The Preferred Shares would rank junior to any other series of the Company’s preferred stock.
In the event that any person, entity or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its associates and affiliates (which will thereafter be void), will have the right to receive upon exercise that number of Shares having a market value of two times the Rights Purchase Price (or, if such number of shares is not and cannot be authorized, the Company may issue Preferred Shares, cash, debt, stock or a combination thereof in exchange for the Rights).

Generally, under the Rights Agreement, an “Acquiring Person” will not be deemed to include (A) the Company, (B) a subsidiary of the Company, (C) any employee benefit or compensation plan of the Company or any subsidiary of the Company, or (D) any entity holding Shares for or pursuant to the terms of any such employee benefit or compensation plan of the Company or any subsidiary of the Company. In addition, except in certain circumstances as set forth in the Rights Agreement, (i) no person will become an Acquiring Person as the result of an acquisition of Shares by the Company which, by reducing the number of Shares issued and outstanding, increases the percentage of Shares beneficially owned by such person to 10% or more of the Shares then outstanding, (ii) no person will become an Acquiring Person as the result of the acquisition of Shares directly from the Company; unless, in the case of either subsection (i) and (ii), such person thereafter acquires additional Shares without the Company’s prior written consent, (iii) no person will become an Acquiring Person if the Board determines in good faith that such person who would otherwise be an Acquiring Person, became an Acquiring Person inadvertently and such person divests enough shares to fall below the 10% beneficial ownership threshold following written notice from the Company; provided that, such person will be deemed to be an Acquiring Person if he or she subsequently increases the percentage of Shares beneficially owned to 10% or more, (iv) FMR LLC and its affiliates and associates (“FMR”) shall not be an Acquiring Person provided that FMR is not (and does not become) the beneficial owner of a percentage of the Shares outstanding that is greater (by more than one percent of the Shares then outstanding) than (1) the percentage of the Shares outstanding as to which FMR had beneficial ownership on the Rights Agreement Amendment Date, or (2) such lesser percentage as to which FMR has beneficial ownership following any transfer of the Company’s securities by FMR after the Rights Agreement Amendment Date, (v) no person who beneficially owned 9% or more, but no greater than 19.99% of the Shares issued and outstanding as of the Rights Agreement Amendment Date shall be deemed an Acquiring Person so long as such person does not become the owner of a percentage of Shares outstanding that is greater (by more than one percent of the Shares then outstanding) than (1) the percentage of Shares outstanding as to which such person had beneficial ownership on the Rights Agreement Amendment Date or (2) such lesser percentage as to which such person has beneficial ownership following any transfer of the Company’s securities by such person after the Rights Agreement Amendment Date; provided further that subsections (iv) and (v) shall apply to such person only until the first time, following the Rights Agreement Amendment Date, as such person beneficially owns less than 9% of the Shares then issued and outstanding and (vi) no person will become an Acquiring Person who or which otherwise would be an Acquiring Person as of the Rights Agreement Amendment Date solely as a result of giving effect to the amendment in the definition of securities which a person or entity would be deemed to beneficially own in respect of certain derivative or synthetic arrangements having characteristics of a long position in the Shares pursuant to Amendment No. 1; provided that such person shall become an Acquiring Person if, following the close of business on the Rights Agreement Amendment Date, such person, together with all affiliates and associates of such Person, acquires beneficial ownership (after giving to the amendment to the definition of securities which a person or entity would be deemed to beneficially own pursuant to Amendment No. 1) of additional Shares representing one percent or more of the Shares.
In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold to an Acquiring Person, its associates or affiliates or certain other persons, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Rights Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Rights Purchase Price.
At any time after a person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Shares, the Company may exchange the Rights (other than Rights owned by such Acquiring Person or group which have become void), in whole or in part, at an exchange ratio of one Share per Right (or, at the election of the Company, the Company may issue cash, debt, stock or a combination thereof in exchange for the Rights), subject to adjustment.
With certain exceptions, no adjustment in the Rights Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Rights Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of the number of one one-hundredths of a Preferred Share issuable upon the exercise of one Right, which may, at the Company’s election, be evidenced by depositary receipts), and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
At any time prior to the earlier of the close of business on (i) the Distribution Date or (ii) the Rights Final Expiration Date, the Company may redeem all, but not less than all, of the outstanding Rights at a price of $0.01 per Right (the “Rights Redemption Price”). The Rights may also be redeemed at certain other times as described in the Rights Agreement. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Rights Redemption Price.
The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, except that from and after the Distribution Date no such amendment may adversely affect the interest of the holders of the Rights other than the interests of an Acquiring Person or its affiliates or associates.
The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Rights may be amended to permit such acquisition or redeemed by the Company at the Rights Redemption Price.
The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1 set forth as Exhibits (e)(2) and (e)(66) hereto, respectively.
United States Antitrust Clearance
Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), certain acquisition transactions may not be consummated unless certain information has been furnished to the DOJ and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See “Item 4 — The Solicitation or Recommendation: Reasons for Recommendation: The Offer’s conditions create significant uncertainty and risk, raising significant doubts about whether it will ever be completed.” According to the Schedule TO, MW intends to file a Notification and Report Form with respect to the Offer with the FTC and the DOJ. On January 10, 2014, MW’s counsel informed the Company that MW planned to file such notification on January 13, 2014. The Company will be required to submit a responsive Notification and Report Form with the FTC and the DOJ within 10 calendar days of such filing.
Under the provisions of the HSR Act applicable to the purchase of Shares pursuant to the Offer, such purchase may not be made until the expiration of a 15-calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by the Offeror.
As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days following the Offeror’s HSR Act filing, unless early termination of the waiting period is granted by the FTC or the Offeror receives a request for additional information or documentary material prior thereto. If such a request is made to the Offeror, the waiting period will be extended until 11:59 p.m., New York City time, 10 calendar days after the Offeror’s substantial compliance with such request, unless terminated earlier by the FTC. If such a request is issued, the purchase of and payment for Shares pursuant to the Offer will be deferred until the additional waiting period expires or is terminated.
According to the Schedule TO, Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. Subject to certain circumstances described in the Offer, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If the Offeror’s acquisition of Shares is delayed pursuant to a formal request by the DOJ or the FTC for additional information and documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

At any time before or after the consummation of the Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking actions under the antitrust laws to enjoin consummation of the Offer. Private parties who may be adversely affected by the Offer and transactions proposed to be consummated in connection therewith and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such a challenge is made, what the result will be.
Foreign Antitrust Considerations
The Company conducts business in a number of countries outside of the United States as a result of its international sourcing of merchandising and its international sale of merchandise through the Internet. In connection with the purchase of Shares pursuant to the Offer, the laws of certain of these foreign countries may require the filing of information with, or the obtaining of approval of, governmental authorities therein. Competition authorities in certain of these foreign countries may refuse to grant required approvals or clearances, bring legal action under applicable foreign antitrust laws seeking to enjoin the purchase of Shares pursuant to the Offer or seek the divestiture of Shares acquired by the Offeror or the divestiture of substantial assets of the Company. There can be no assurance that MW, the Offeror and the Company will obtain all required foreign antitrust approvals or clearances or that a challenge to MW or the Offer by foreign competition authorities will not be made, or, if such a challenge is made, the result thereof.
If any applicable waiting period has not expired or been terminated or any approval or exemption required to consummate the Offer has not been obtained, the Offeror may not be obligated to accept for payment or pay for any tendered Shares unless and until such approval has been obtained or such applicable waiting period has expired or exemption been obtained.
Litigation
On January 13, 2014, Eminence, a purported Company stockholder, filed a complaint against certain of the Company’s officers and directors (collectively, “Directors” or “Director Defendants”), and the Company (collectively, “Defendants”), in the Delaware Court of Chancery, captioned Eminence Capital, LLC v. Robert N. Wildrick, et al., C.A. No. 9241 — VCL. The complaint alleges that Defendants breached their fiduciary duties in connection with MW’s Offer. Specifically, the complaint alleges that the Director Defendants violated their fiduciary duties by allegedly refusing to consider MW’s Offer, refusing to engage in any discussions with MW about the Offer, amending the Rights Agreement, and preparing to launch an imminent acquisition of a company misaligned with the Company’s core business. In its complaint, Eminence asks the court to: (i) issue a declaration that the Directors breached their fiduciary duties of loyalty and due care; (ii) preliminarily and permanently enjoin the Directors from committing any further breaches of their fiduciary duties; (iii) enjoin the Defendants from entering into any agreement on behalf of the Company to acquire another company or other material assets; (iv) award money damages arising from the Directors’ alleged breaches of their fiduciary duties; and (v) grant such other relief as the Court deems just and proper.
The Company and the Board believe that the claims lack merit and intend to vigorously defend against such claims. The Company is filing a motion to dismiss in due course.
The foregoing description is qualified in its entirety by reference to the complaint, filed as Exhibit (a)(6) herewith.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This Schedule contains forward-looking statements that are based on currently available information and current expectations, estimates and projections about Jos. A. Bank Clothiers, Inc.’s business. The forward looking statements include assumptions about our operations, such as cost controls, market conditions, liquidity and financial condition. Risks and uncertainties that may affect our business or future financial results include, among others, risks associated with domestic and international economic activity, weather, public health and other factors affecting consumer spending (including negative changes to consumer confidence and other recessionary pressures), higher energy and security costs, the successful implementation of our growth strategy (including our ability to finance our expansion plans), the mix and pricing of goods sold, the effectiveness and profitability of new concepts, the market price of key raw materials (such as wool and cotton) and other production inputs (such as labor costs), seasonality, merchandise trends and changing consumer preferences, the effectiveness of our marketing programs (including compliance with relevant legal requirements), the availability of suitable lease sites for new stores, doing business on an international basis, the ability to source product from our global supplier base, legal and regulatory matters and other competitive factors. Additional factors that could cause future results or events to differ from those we expect are those risks discussed under Item 1A, “Risk Factors,” in Jos. A. Bank’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013, Jos. A. Bank’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2013, Jos. A. Bank’s Quarterly Report on Form 10-Q for the quarter ended August 3, 2013, Jos. A. Bank’s Quarterly Report on Form 10-Q for the quarter ended November 2, 2013, and other reports filed by Jos. A. Bank with the Securities and Exchange Commission (SEC). Please read the “Risk Factors” and other cautionary statements contained in these filings. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise. As a result of these risks and others, actual results could vary significantly from those anticipated in this Schedule, and our financial condition and results of operations could be materially adversely affected.

Item 9.   Exhibits
The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Press release issued by the Company on November 26, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed on November 26, 2013).
(a)(2)	Press release issued by the Company on December 23, 2013 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on December 23, 2013).
(a)(3)	Press release issued by the Company on January 6, 2014 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed January 6, 2014).
(a)(4)	Press release issued by the Company on January 17,2013.
(a)(5)	Letter to the Company’s Stockholders.*
(a)(6)	Complaint in Eminence Capital, LLC v. Robert N. Wildrick, et al., filed by Eminence in the Court of Chancery of the State of Delaware on January 13, 2014.
(e)(1)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, filed on May 17, 2013.
(e)(2)	The Company’s 2007 Rights Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 6, 2007).
(e)(3)	The Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Registration Statement on Form S-1, filed on May 3, 1994).
(e)(4)	Amendments, dated as of October 6, 1997, to the Company’s 1994 Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).
(e)(5)	Summary of the Company’s 2012 and 2013 Cash and Equity Incentive Programs (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).
(e)(6)
Amended and Restated Employment Agreement, dated as of May 15, 2002, between David E. Ullman and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(7)
Fifth Amendment, dated as of April 9, 2008, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).

(e)(8)
Sixth Amendment, dated as of April 7, 2009, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(9)
Seventh Amendment, dated as of March 30, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(10)
Eighth Amendment, dated as of December 28, 2010, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

Exhibit No.	Description
(e)(11)
Ninth Amendment, dated as of March 29, 2011, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(12)
Tenth Amendment, dated as of March 27, 2012, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(13)
Eleventh Amendment, dated as of April 2, 2013, to Amended and Restated Employment Agreement, dated as of May 15, 2002, by and between David E. Ullman and the Company (incorporated by reference to Exhibit 10.3(g) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(14)	The Company’s Nonqualified Deferred Compensation Trust Agreement, dated January 20, 2004 (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2005).
(e)(15)	Employment Agreement, dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).
(e)(16)
First Amendment, dated as of March 30, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

(e)(17)
Second Amendment, dated as of December 28, 2010, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(18)
Third Amendment, dated as of March 29, 2011, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(19)
Fourth Amendment, dated as of March 27, 2012, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(20)
Fifth Amendment, dated as of April 2, 2013, to Employment Agreement dated as of January 30, 2009, between James W. Thorne and the Company (incorporated by reference to Exhibit 10.5(e) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(21)
Amended and Restated Employment Agreement, dated May 15, 2002, by and between Charles D. Frazer and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(22)	Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated September 9, 2008).
(e)(23)
First Amendment, dated as of November 30, 2010, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 2010).

(e)(24)
Second Amendment, dated as of April 2, 2013, to Consulting Agreement, dated as of September 9, 2008, between Robert N. Wildrick and the Company (incorporated by reference to Exhibit 10.7(d) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(25)
Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended October 30, 1999).

Exhibit No.	Description
(e)(26)
First Amendment, dated as of January 1, 2000, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 1998).

(e)(27)
Fourth Amendment, dated as of May 28, 2002, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

(e)(28)
Ninth Amendment, dated as of April 9, 2008, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended February 2, 2008).

(e)(29)
Tenth Amendment, dated as of April 7, 2009, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(30)
Eleventh Amendment, dated as of March 30, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company. (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(31)
Twelfth Amendment, dated as of December 28, 2010, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company. (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

(e)(32)
Thirteenth Amendment, dated as of March 29, 2011, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(33)
Fourteenth Amendment, dated as of March 27, 2012, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(34)
Fifteenth Amendment, dated as of April 2, 2013, to Employment Agreement, dated as of November 30, 1999, by and between Robert Hensley and the Company (incorporated by reference to Exhibit 10.8(i) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(35)
Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2010).

(e)(36)
First Amendment, dated as of April 2, 2013 to Amended and Restated Employment Agreement, dated as of August 30, 2010, by and between R. Neal Black and the Company (incorporated by reference to Exhibit 10.9(a) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(37)	Employment Agreement, dated as of June 3, 2008, between Gary Merry and the Company (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2008).
(e)(38)
First Amendment, dated as of April 7, 2009 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(39)
Second Amendment, dated as of March 30, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 31, 2009).

(e)(40)
Third Amendment, dated as of December 28, 2010 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Current Report on Form 8-K, dated December 28, 2010).

Exhibit No.	Description
(e)(41)
Fourth Amendment, dated as of March 29, 2011 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 29, 2011).

(e)(42)
Fifth Amendment, dated as of March 27, 2012 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 28, 2012).

(e)(43)
Sixth Amendment, dated as of April 2, 2013 to Employment Agreement, dated as of June 3, 2008, by and between Gary Merry and the Company (incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(44)	The Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14(A) filed May 20, 2002).
(e)(45)	Form of stock option agreement under the Company’s 2002 Long-Term Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated April 7, 2005).
(e)(46)
Collective Bargaining Agreement, dated May 1, 2012, by and between Joseph A. Bank Mfg. Co., Inc. and Mid-Atlantic Regional Joint Board, Local 806 (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K for the year ended February 2, 2013).

(e)(47)	Form of Officer and Director Indemnification Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(48)
Indemnification Agreement dated September 1, 2009 between the Company and Robert N. Wildrick (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(49)
Indemnification Agreement dated September 1, 2009 between the Company and Andrew A. Giordano (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(50)	Indemnification Agreement dated September 1, 2009 between the Company and R. Neal Black (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(51)
Indemnification Agreement dated September 1, 2009 between the Company and James H. Ferstl (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(52)
Indemnification Agreement dated September 1, 2009 between the Company and William E. Herron (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(53)
Indemnification Agreement dated September 1, 2009 between the Company and Sidney H. Ritman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(54)
Indemnification Agreement dated September 1, 2009 between the Company and David E. Ullman (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).

(e)(55)	Indemnification Agreement dated August 30, 2010 between the Company and Robert Hensley (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended August 1, 2009).
(e)(56)	The Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 18, 2009).
(e)(57)	Amendment to the Company’s Executive Management Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).

Exhibit No.	Description
(e)(58)	The Company’s 2010 Deferred Compensation Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(59)	The Company’s 2010 Equity Incentive Plan (incorporated by reference to the Company’s Annual Report on Form 10-K for the year ended January 30, 2010).
(e)(60)
The Company’s 2010 Equity Incentive Plan — CEO Performance Restricted Stock Unit Award Agreement, dated June 17, 2010, by and between the Company and R. Neal Black (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(61)	The Company’s 2010 Equity Incentive Plan — EVP Performance Restricted Stock Unit Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).
(e)(62)
The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit 2010 Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(63)
The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Annual Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(64)
The Company’s 2010 Equity Incentive Plan — Non-Employee Director Restricted Stock Unit Inaugural Award Agreement (incorporated by reference to the Company’s Current Report on Form 8-K, dated June 17, 2010).

(e)(65)	Third Amendment to Consulting Agreement between the Company and Robert N. Wildrick (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated December 20, 2013).
(e)(66)
Amendment to the 2007 Rights Agreement, dated January 3, 2014 between the Company and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated January 3, 2014).

*
  Included in copy of Solicitation/Recommendation Statement on Schedule 14D-9 mailed to stockholders.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
JOS. A. BANK CLOTHIERS, INC.
By:
  /s/ Charles D. Frazer

  Name: Charles D. Frazer
  Title: Senior Vice President — General Counsel
Dated: January 17, 2014

ANNEX A
[Goldman, Sachs & Co. Letterhead]
PERSONAL AND CONFIDENTIAL
January 17, 2014
Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Gentlemen:
You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 (together with the associated rights to purchase shares of Series A Junior Participating Preferred Shares, the “Shares”), of Jos. A. Bank Clothiers, Inc. (the “Company”) of the $57.50 in cash per Share (the “Consideration”) proposed to be paid to such holders in the Offer (as defined below). The terms of the offer to purchase (the “Offer to Purchase”) and related letter of transmittal (which, together with the Offer to Purchase, constitutes the “Offer”) contained in the Tender Offer Statement on Schedule TO filed by The Men’s Wearhouse, Inc. (“Parent”) and Java Corp., a wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on January 6, 2014 (the “Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction or waiver of certain conditions set forth in the Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Offer to Purchase provides that, following consummation of the Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Offer, the “Transactions”) in which all remaining public stockholders of the Company would receive the highest price paid per Share pursuant to the Offer, without interest.
Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Parent, any of their respective affiliates and third parties, or any currency or commodity that may be involved in the Transactions for the accounts of Goldman, Sachs & Co. and its affiliates and employees and their customers. We are acting as financial advisor to the Company in connection with its consideration of the Offer and other matters pursuant to our engagement by the Company. We expect to receive fees for our services in connection with our engagement, including a transaction fee payable upon consummation of the Offer or certain other transactions. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time. We may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Page Two
In connection with this opinion, we have reviewed, among other things, the Schedule TO, including the Offer to Purchase and related letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company to be filed on Schedule 14D-9 with the Securities and Exchange Commission on January 17, 2014, in the form approved by you on January 17, 2014; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Parent for the five fiscal years ended February 2, 2013; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Parent; certain other communications from the Company and Parent to their respective stockholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company, as prepared by the management of the Company and approved for our use by the Company (the “Forecasts”). We also have held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the specialty retail industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.
Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view to the holders (other than the Offeror and any of its affiliates), as of the date hereof, of the Consideration proposed to be paid to such holders of Shares pursuant to the Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. We do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions, to, or any consideration received in connection therewith by, the Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Offer or otherwise. We are not expressing any opinion as to the prices at which Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Board of Directors
Jos. A. Bank Clothiers, Inc.
500 Hanover Pike
Hampstead, MD 21074
Page Three
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders (other than the Offeror and any of its affiliates) of Shares pursuant to the Offer is inadequate from a financial point of view to such holders.
Very truly yours,
/s/ Goldman, Sachs & Co.

(GOLDMAN, SACHS & CO.)